SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR
Av. Presidente Vargas, 409 –11º
22210-030 Rio de Janeiro - RJ
Tel.: (21) 2514-6101
Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED AND TWELFTH MEETING OF THE BOARD OF
DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859
I hereby certify that the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, gathered at the Company’s office at 409, Presidente Vargas, – 13th floor, on November 30, 2009, at 9:00 a.m. Chairman MÁRCIO PEREIRA ZIMMERMANN presided the meeting and the following board members were present: JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, LUIZ SOARES DULCI, VIRG¥NIA PARENTE DE BARROS, JOSÉ ANTONIO CORRÊA COIMBRA, LINDEMBERG DE LIMA BEZERRA and ARLINDO MAGNO DE OLIVEIRA. Member MIRIAM APARECIDA BELCHIOR was absent, with justification.
DECISION: to approve DEL-176/2009. Sale of shares in treasury. RES-1108, of 11.06.2009. 1. to approve the sale of 36,023 (thirty-six thousand and twenty-three) preferred shares class “B” (PNB) issued by ELETROBRAS, now in treasury, derived from the conversion of credits linked to the compulsory loan and acquired from its subsidiaries – CHESF, ELETROSUL, ELETRONORTE and FURNAS, as follows:

Company	Amount of Shares
Chesf	667
Eletrosul	29,808
Eletronorte	332
Furnas	5,216
TOTAL	36,023

2. to determine that the Capital Management Department, the Accounting Department and the Treasury Department, adopt the necessary measures in order to sell and appropriately register these shares which are now being approved. The other deliberations decided in this meeting were omitted from this summary, as they are strictly company business, as supported by the duty of secrecy of the Administration, in accordance to the “caption of the Article 155 of Law n 6,404”, therefore not included in the rules stated in the sole paragraph of Article 142 of the mentioned Law. I hereby certify, as the substitute Secretary of the “SIX HUNDRED AND TWELFTH” Meeting that the text above is a faithful transcription of the Minutes registered in the 25th Book of the Minutes of Meetings of the Board of Directors of Centrais Elétricas Brasileiras S.A.- ELETROBRAS, starting on page 373 and going forward. MARIA S¥LVIA SAMPAIO SANT’ ANNA, substitute Secretary. Signed by (aa) MÁRCIO PEREIRA ZIMMERMANN – Chairman, JOSÉ ANTONIO MUNIZ LOPES, WAGNER DE OLIVEIRA, LUIZ SOARES DULCI, VIRG¥NIA PARENTE DE BARROS, JOSÉ ANTONIO CORRÊA COIMBRA, LINDEMBERG DE LIMA BEZERRA and ARLINDO MAGNO DE OLIVEIRA - Members and (a) MARIA S¥LVIA SAMPAIO SANT’ ANNA – substitute Secretary.

Rio de Janeiro, November 30, 2009.

MARIA SÍLVIA SAMPAIO SANT’ ANNA
Substitute General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.